Amadeus and Points announce strategic partnership to help airlines unlock greater economics from loyalty programs

New and existing airline customers of both companies will benefit from the combined portfolio

At a time when travelers are more discerning than ever, it can be a challenge for airlines to retain their loyalty. The right loyalty program not only results in repeat customers and brand differentiation, but can also drive additional revenue for an airline.

Amadeus and Points International, the global leader in powering loyalty commerce, today announce a strategic partnership that will enable airlines to integrate Points’ solutions within existing Amadeus Loyalty Management and Awards solutions at the click of a button.

Amadeus Loyalty Management and Awards allow airlines to offer full seat availability, miles and cash payments, and the use of miles for seat upgrades and ancillaries as part of their loyalty programs. At the same time, Points’ Loyalty Commerce Platform solutions provide a guaranteed revenue stream to airlines while further engaging their members via highly personalized offers through a full suite of loyalty currency retailing services, private branded hotel and car booking services, and mileage exchange and incentives.

Through this partnership, Amadeus and Points will introduce an integrated portfolio of services to their loyalty program members. This portfolio will help airlines further improve loyalty redemption and member engagement.

Points and Amadeus have already collaborated on the launch of a number of ancillary revenue solutions for loyalty programs in the Americas, Europe, Middle East and Asia, leading to an increase in active members and additional revenue streams for their mutual airline partners.

“We are excited to enter this long-term partnership with Amadeus, the world’s industry leader in airline IT,” said Christopher Barnard, President of Points. “By leveraging our Loyalty Commerce Platform together with Amadeus’ extensive airline portfolio, we are gaining access to Amadeus’ global resources and experience, while continuing to enhance our loyalty commerce services.”

Julia Sattel, President, Airlines, Amadeus commented: “For airlines, loyalty programs are crucial for driving revenue and rewarding consumers. In close collaboration with Points, we are looking forward to bringing new innovative services to those 80 airlines already using our Loyalty and Awards solutions, as well as to future customers. As a business, we are committed to being an open, flexible partner for our customers, enabling them to deploy the right technology for greater revenue and growth.”

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Notes to the editors:

About Amadeus

Travel powers progress. Amadeus powers travel. Amadeus’ solutions connect travelers to the journeys they want through travel agents, search engines, tour operators, airlines, airports, hotels, cars and railways.

We have developed our technology in partnership with the travel industry for over 30 years. We combine a deep understanding of how people travel with the ability to design and deliver the most complex, trusted, critical systems our customers need. We help connect over 1.6 billion people a year to local travel providers in over 190 countries.

We are one company, with 16,000 employees across 70 offices. We have a global mindset and a local presence wherever our customers need us.

Our purpose is to shape the future of travel. We are passionate in our pursuit of better technology that makes better journeys.

Amadeus is an IBEX 35 company, listed on the Spanish Stock Exchange under AMS.MC.

To find out more about Amadeus, visit www.amadeus.com.

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About Points

Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

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Contact details:

Catherine Lowe
Points Media Relations
Tel: +1649-539-1310
Catherine.lowe@points.com

Laura Cobbold
Amadeus Media Relations
Tel: +34 609 141 695
laura.cobbold@amadeus.com

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